UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 25, 2015

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk receives US FDA approval for Tresiba® and Ryzodeg® 70/30

Bagsværd, Denmark, 25 September 2015 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved Tresiba® and Ryzodeg® 70/30 for the treatment of diabetes mellitus in adults after review of the class II resubmissions of the New Drug Applications (NDAs).

Tresiba®, the approved brand name for insulin degludec, is a once-daily new-generation basal insulin analogue with a half–life of 25 hours and a duration of action of at least 42 hours. In ‘treat-to-target’ studies comparing Tresiba® to insulin glargine, people using Tresiba® achieved similar reduction in long-term blood glucose (HbA1c), numerically greater fasting plasma glucose reduction, while using numerically lower doses of insulin in a majority of the studies. Furthermore, the studies demonstrated that Tresiba® is the first basal insulin to offer people with diabetes the possibility of injecting their basal insulin at any time of the day with the option to adjust the time of injection.

Ryzodeg® 70/30, the approved brand name for insulin degludec/insulin aspart, contains insulin degludec in a soluble co-formulation with insulin aspart. Ryzodeg® 70/30 can be administered once or twice daily with any main meal. In a ‘treat-to-target’ study supporting the new drug application where Ryzodeg® 70/30 was compared to NovoLog® Mix 70/30, Ryzodeg® 70/30 showed equivalent reductions in HbA1c.

Novo Nordisk expects to launch Tresiba® in the US during the first quarter of 2016. Tresiba® will be available in the FlexTouch® device and be offered in two concentrations enabling maximum doses of 80 units and 160 units per injection, respectively.

On 26 March 2015, Novo Nordisk announced the decision to submit the class II resubmissions of the NDAs following the completion of the interim analysis of the cardiovascular outcomes trial for insulin degludec, DEVOTE. In order to preserve the integrity of the ongoing DEVOTE trial, only a small dedicated team within Novo Nordisk has access to the data. Novo Nordisk management does not have access to the results of the interim analysis. The trial is still expected to have accrued the prespecified number of major adverse cardiovascular events (MACE) for the full trial analysis in mid-2016.

“We are very happy with FDA’s decision to approve Tresiba® and Ryzodeg® 70/30 as we believe these products offer significant benefits and important treatment options for people with type 1 and type 2 diabetes”, said Lars Rebien Sørensen, president and chief executive officer of Novo Nordisk. “The approvals mark an important milestone for Novo Nordisk and we look forward to making Tresiba® available for people in the US”.

Reflecting a separate action, Novo Nordisk today also announced that a New Drug Application for Xultophy®, the first once-daily single-injection combination of Tresiba® (insulin degludec) and Victoza® (liraglutide), has been submitted to the FDA. The submission is expected to be reviewed under US FDA’s Prescription Drug User Fee Act V (PDUFA V).

Conference call

On 28 September 2015 at 8.00 am CEST, corresponding to 2.00 am EDT, a conference call for investors will be held. Investors will be able to listen in via a link on the investor section of novonordisk.com.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 39,700 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

For further information

Media:
Mike Rulis	+45 3079 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3079 8519	kpvj@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 58 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 25, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer